Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Corporation
                              (Commission File No. 001-3863)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Set forth below is the text of additional “frequently asked questions” made available to employees of the Microwave Communications Division of Harris Corporation via intranet on September 25, 2006.
Topic: Harris Stratex Networks, Inc.
September 25, 2006
MCD Employee FAQs

This document is in response to the questions received from September 8 though 14, 2006 from MCD employees about the Harris Stratex Networks announcement. Most of this week’s questions were about ongoing benefits. Questions that have the same general answer have been combined. Please keep in mind that until closing, we are under a number of constraints and cannot speculate on answers to some questions. Also note that any questions answered in the first two MCD Employee FAQs are not repeated here.
Ongoing Operations

How should we treat getting new software licenses for products that use Harris agreements? We pay for licenses yearly, based on a count made during a true-up session with the vendor. Do we keep doing this or should we start looking into purchasing licenses?
Continue with current processes. Future changes will be evaluated by the integration teams.
Is capital expense frozen until the close of the deal? Are Authorizations for Expenditures (AFEs) still being approved?
CAPEX is not frozen. AFEs will be approved according to the business case for the expenditure.
Transition Process

(The following answer addresses a number of specific questions asked about the transition process, including telecommuting, employee counseling and employment transition to the new company.)
Can I get more specific information about the transition process?
The integration team is aware of the many questions employees have about the transition process and how it affects them. These questions will be addressed during the transition period and information will be provided when it is known and when it can be appropriately released.

We just completed our Key Results Expected (KREs) for FY07. Will those transition to Harris Stratex Networks or will we begin a new process of job descriptions and expectations with a new measurement method for Key Results Achieved (KRAs)?
At this point, job descriptions remain the same as before the announcement. Continue to work within the context of your current KRE. The HR Integration Team will be reviewing the organization and requirements of each functional area. After the close, any changes will be communicated to employees.
Benefits

(The following answer addresses a number of general questions asked about ongoing benefits, including pre-existing medical conditions, educational benefits and 401K rollover and vesting.)
Can I get more specific information about the ongoing benefits?
The integration team is aware of the many questions employees have about benefits. These questions will be addressed during the transition period and information will be provided at the appropriate time.
I understand that Harris equity plans have a change of control provision. Is this considered such an event?
This action does not constitute a change of control under Harris equity plans. As the new company will be a subsidiary of Harris, there is no change to any of your options to purchase Harris common stock. Your options will continue with the same terms and conditions.
Staffing/Facilities

The definitive agreement provides for NetBoss to remain in its current office space for at least two years. Is this true?
The definitive agreement includes a two-year agreement between Harris Corporation and Harris Stratex Networks regarding the office space currently occupied by the NetBoss team in Melbourne, Florida. A Real Estate and Facilities Team will be responsible for office space and facilities utilization and will communicate its plans as reasonably as possible, including any change in the plan outlined in the definitive agreement.

Additional information and where to find it
These Frequently Asked Questions are for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks’ stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.
SOURCE: Harris Corporation